UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road

Kwun Tong, Kowloon

Hong Kong SAR

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

As previously reported on a Form 6-K filed on March 1, 2021, CLPS Incorporation (the “Company”) and certain institutional investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to the Investors an aggregate of 2,666,666 common shares, par value $0.0001 (the “Common Shares”) in a registered direct offering and warrants (the “Warrants”) to purchase up to 2,666,666 Common Shares in a concurrent private placement, for gross proceeds of approximately $16,000,000 (the “Financing”).

This Form 6-K/A is being filed solely to include the legal opinion of the Company’s Cayman counsel, Ogier,with respect to the legality of the Common Shares, Warrants and shares underlying the Warrants that are being sold in the Financing.

Item 9.01. Financial Statements and Exhibits.

	(d)	Exhibits
Exhibit No.		Description
5.1		Legal Opinion of Ogier

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 2, 2021